UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)1

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Ascent Assurance, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

04362N103

(CUSIP Number)

Ivy B. Dodes
Credit Suisse First Boston
11 Madison Avenue
New York, NY  10010
(212) 325-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04362N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 47,210,376 shares of Common Stock, par value $0.01

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 47,210,376 Shares of Common Stock, par value $0.01

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,210,376 shares of Common Stock, par value $0.01

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 93%

14.	Type of Reporting Person (See Instructions) BK, HC, OO

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D, filed on April 12, 1999 (the “Initial Schedule 13D”), Amendment No. 1, filed on August 22, 2003 (“Amendment No. 1”) and Amendment No. 2, filed on January 6, 2004 (“Amendment No. 2”), relating to the Common Stock of Ascent Assurance, Inc. (“Ascent” or the “Company”).  The principal executive offices of Ascent are located at 3100 Burnett Plaza, 801 Cherry Street, Unit 33, Fort Worth, Texas 76102.  The Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to herein as “Schedule 13D.” Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Initial Schedule 13D.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Credit Suisse First Boston, a Swiss bank (the “Bank”), on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The Bank is filing this Schedule 13D on behalf of the Reporting Person in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).

As noted above, the Bank is filing on behalf of itself and its subsidiaries, to the extent that they constitute the CSFB business unit excluding Asset Management (as defined below). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc., a Delaware corporation (“CSFBI”). The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA) Inc., a Delaware corporation and holding company (“CSFB-USA”). CSFB-USA is the sole member of Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Issuer. CSFB LLC is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC.

Special Situations Holdings, Inc. – Westbridge, a Delaware corporation (“SPV”), and a wholly owned subsidiary of CSFB LLC, is the holder of record of the shares of Common Stock to which this Schedule 13D relates. Credit Suisse First Boston Management LLC (“Management LLC”), a Delaware limited liability company whose sole member is CSFB-USA, was until December 31, 2003, the holder of the Company’s 12% Note due April 17, 2004 (the “Notes”).  On December 31, 2003, the Company completed a restructuring of the Notes held by affiliates of the Bank that has resulted in an extension of the maturity dates of such Notes from April 17, 2004 until March 24, 2010.  The restructuring of the terms of the Notes was effected pursuant to an amendment of the Credit Agreement dated as of April 17, 2001 between the Company and Management LLC.  In addition to the extension of the maturity date of the Notes, the interest rate of the Notes was reduced from 12% to 6% per annum.  Also, a $1.5 million facility fee that was payable upon maturity of the Notes was waived.  The Company and Management LLC agreed that the Notes will be subordinate to up to $10 million in borrowings under the Frost Credit Agreement (as defined below).  The Company,  certain of its subsidiaries, Management LLC, SPV, Ascent Funding, Inc. and The Frost National Bank entered into an Intercreditor and Subordination Agreement dated as of December 31, 2003 to give effect to this subordination agreement.

CSG is a global financial services company with three distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse business unit (the “Credit Suisse business unit”) and the Winterthur business unit (the “Winterthur business unit”). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own shares of Common Stock of the Company to which this Schedule 13D relates and such shares are not reported in this Schedule 13D. CSG disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person.  Each of Asset Management, the Credit Suisse business unit, the Winterthur business unit, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC disclaims beneficial ownership of Common Stock beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

The address of the Bank’s principal office and business is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal office and business of each of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC is Eleven Madison Avenue, New York, New York 10010.  Set forth on Schedules A-1 to A-6 hereto, which are incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of the directors and executive officers of each of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC, as of the date hereof (the “CSFB Officers and Directors”).

During the past five years, none of (i) the Reporting Person, (ii) to the Reporting Person’s knowledge, CSFBI, CSFB-USA, CSFB LLC, SPV, and Management LLC (collectively, the “CSFB Entities”), or (iii) to the Reporting Person’s knowledge, the CSFB Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as otherwise provided herein, during the past five years, none of (i) the Reporting Person, (ii) to the Reporting Person’s knowledge, the CSFB Entities, or (iii) to the Reporting Person’s knowledge, the CSFB Officers and Directors, was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (the “NASDR”) and the Securities and Exchange Commission (the “SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid CSFBC a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to such IPO shares.

Under the terms of the coordinated settlement:

•                                          CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and the NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and the NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•                                          CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and the NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3 thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17(a)(3) and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor the NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFBC LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved an SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASDR rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Conduct Rules 2110 and 3110.

Under the terms of the Global Settlement:
• CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•                                          CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers and (iv) make its analysts’ historical price targets (among other things) publicly available.

•                                          CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Conduct Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.
Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following:

On March 15, 2004, the Company’s shareholders approved an amendment to the Company’s certificate of incorporation to increase the authorized number of shares of Common Stock to 75 million shares from 30 million shares.  The approval of this amendment resulted in the automatic conversion of all 37,504 outstanding shares of the Company’s Series B Convertible Participating Preferred Stock (the “Series B Preferred Stock”) held by SPV into 43,995,026 shares of Common Stock.  As of November 2, 2004, 50,606,876 shares of Common Stock were outstanding, of which 93% were held by the Reporting Person.

The Exchange Agreement provides that, during the period that the Company is required to have two independent directors, independent director approval will be required for transactions between the Reporting Person or its affiliates and the Company, except for (i) a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) that has an effective date on or after January 1, 2005 and that provides for merger consideration to the Public Holders which is all cash and which has been reasonably determined by the relevant parent stockholder to constitute fair value (after subtracting debt and other liabilities of the Company and its subsidiaries) within the meaning of Section 262 of the DGCL, and (ii) until January 1, 2005, certain business combination transactions in which the Public Holders receive all cash in exchange for their shares of Common Stock.  Following conversion of the Series B Preferred Stock, the Reporting Person has sufficient voting power to be able to approve a short-form merger with the Company without a vote of the Board of Directors of the Company or the Public Holders.  However, Management LLC and SPV have agreed in the Exchange Agreement that, unless certain independent director approvals are obtained, the Reporting Person and its affiliates will not consummate such a related party transaction with the Company at a cash price per share that does not constitute fair value (after subtracting debt and other liabilities of the Company and its subsidiaries) under applicable Delaware law as reasonably determined by the relevant parent stockholder as controlling stockholder; provided that, prior to January 1, 2005, such price could not be less than $0.40 per share, subject to customary anti-dilution adjustments (the “Merger Consideration”).  The Public Holders would also have appraisal rights under Delaware law in connection with any short-form merger.

Based on its continuing evaluation of its investment in the Company, the Reporting Person intends to consider whether to effect a short-form merger pursuant to section 253 of the DGCL in which an affiliate of the Reporting Person that holds greater than 90% of the Common Stock (“Merger Co”) would merge with and into Ascent, with Ascent continuing as the surviving corporation (the “Merger”).  Pursuant to the Merger, each share of Common Stock (other than Common Stock held in the treasury or held by Merger Co) would be automatically converted into the right to receive an amount in cash to be determined, without interest thereon.  Depending upon market conditions and other factors and circumstances deemed relevant, and subject to the restrictions set forth in the Exchange Agreement, the Reporting Person will consider whether to effect the Merger in 2005.  In the event the Merger is effected during 2005, it is intended that the consideration to the Public Holders will be in cash at a price per share which constitutes fair value (as reasonably determined after subtracting debt and other liabilities of the Company and its subsidiaries) within the meaning of Section 262 of the DGCL.  Upon consummation of the Merger, if it occurs, the Reporting Person would beneficially own 100% of the equity interest in Ascent, subject to dilution for any equity incentive or similar plans, and would have complete control over Ascent’s business.

On September 1, 2004, Benjamin M. Cutler was appointed as Director, Chairman and Chief Executive Officer of the Company.  Mr. Cutler entered into an employment agreement with the Company dated as of September 1, 2004 defining the terms of his employment with the Company (the “Employment Agreement”).  The Employment Agreement was approved by the Compensation Committee of the Board of Directors which is comprised of non-management directors.  Pursuant to the Employment Agreement, the Company has agreed to employ Mr. Cutler for a period of five years commencing on September 1, 2004.

Management LLC has entered into a Consent Related to Intercreditor and Subordination Agreement, dated as of December 29, 2004, among The Frost National Bank, Management LLC, the Company and its subsidiaries a party thereto and SPV (the “Intercreditor Consent”), whereby Management LLC has consented to an amendment to the Credit Agreement, dated as of December 31, 2003, among Ascent Funding, Inc., the Company, NationalCare(R) Marketing, Inc. and the Frost National Bank including exhibits to such agreement (the “Frost Credit Agreement”) which provides for the extension of the maturity date from January 15, 2005 to January 15, 2007.

References to and descriptions of the Employment Agreement, the Intercreditor Consent and the Exchange Agreement as set forth herein are qualified in their entirety by reference to the copies of the Employment Agreement, the Intercreditor Consent and the Exchange Agreement.  A copy of the Intercreditor Consent is filed as Exhibit 9 to this Amendment No. 3 and is incorporated herein by reference.  A copy of the Exchange Agreement was filed as Exhibit 10.1 to the Company’s Form 8-K filed on January 6, 2004 and is incorporated herein by reference.  A copy of the Employment Agreement was filed as Exhibit 10.42 to the Company’s Form 10-Q filed on November 5, 2004 and is incorporated herein by reference.

The Reporting Person intends to evaluate continuously its investment in the Company and, based on such evaluation or other facts and circumstances, may determine at a future date to adopt plans or intentions different from those set forth above. The Reporting Person specifically reserves the right from time to time to increase or decrease its investment in the Company, through privately negotiated purchases or sales of securities, open market purchases or otherwise, and reserves all rights and remedies under the Credit Agreement, including the right to demand payment in full as and when due for repayment or redemption (subject to the terms of the Intercreditor and Subordination Agreement).

Except as set forth herein or attached hereto, none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV, Management LLC nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-6 attached hereto, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended to read in its entirety as follows:
(a) Based on the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, there were 50,606,876 shares of Common Stock outstanding as of November 2, 2004.
The Reporting Person beneficially owns 47,210,376 shares of Common Stock, representing approximately 93% of the shares of Common Stock on a fully diluted basis.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV or Management LLC nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached hereto, beneficially owns any Common Stock.

(b) There is shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).
(c) Inapplicable.

(d) Except for clients of CSFB LLC who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV or Management LLC.

(e) Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Following is a summary of the material provisions of the Intercreditor Consent. References to and descriptions of the Intercreditor Consent as set forth herein are qualified in their entirety by reference to the copy of the Intercreditor Consent that is filed hereto as Exhibit 9 and is incorporated herein by reference.

INTERCREDITOR CONSENT

The Frost National Bank, Management LLC, the Company and its subsidiaries a party thereto and SPV entered into the Intercreditor Consent, dated as of December 29, 2004, the material provisions of which are briefly summarized below.

The parties to the Intercreditor Consent consented to an amendment to the Frost Credit Agreement which provides for the extension of the maturity date from January 15, 2005 to January 15, 2007.
Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 9 Consent Related to Intercreditor and Subordination Agreement, dated as of December 29, 2004, among The Frost National Bank, Management LLC, the Company and its subsidiaries a party thereto and SPV.

[Signature Page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE FIRST BOSTON,
acting on behalf of the Credit Suisse First Boston business unit, excluding Asset Management

Dated: January 13, 2005	By:	/s/ Ivy B. Dodes
	Name:	Ivy B. Dodes
	Title:	Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of CSFB	United States

Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

Christopher Carter	Seventeen Columbus Courtyard London E14 4DA, Great Britain	Chairman of CSFB Europe and Global Investment Banking	Canada

John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Head of Alternative Capital Division	United States

John Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

Michael E. Kenneally	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Global Chief Executive Officer of Credit Suisse Asset Management	United States

James E. Kreitman	One Cabot Square London E14 4QJ Great Britain	Co-Head of the Equity Division	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Global General Counsel	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Technology, Operations and Product Control	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Chief Client Officer	Nigeria

Joanne Pace	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Human Resources	United States

Richard Edward Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman of Executive Board	United States

Jerome C. Wood	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

SCHEDULE A-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Bank Account Officer	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Paul C. Wirth	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Accounting Officer and Controller	United States

SCHEDULE A-3
EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Peter E. Calamari	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010	Managing Director	United States

Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

James E. Kreitman	One Cabot Square London E14 4QJ, Great Britain	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Paul C. Wirth	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Jerome C. Wood	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Jerome C. Wood	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Head of Operations and Bank Account Officer	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPECIAL SITUATIONS HOLDINGS, INC. - WESTBRIDGE

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Special Situations Holdings, Inc. – Westbridge. The business address of Special Situations Holdings, Inc. – Westbridge is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Alan H. Freudenstein	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States

John R. Wollen	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States

Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

Zev A. Kindler	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Lori M. Russo	Eleven Madison Avenue New York, NY 10010 USA	Secretary	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Bank Account Officer	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON MANAGEMENT LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Management LLC. The business address of Credit Suisse First Boston Management LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers, Vice President	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Alan H. Freudenstein	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States

Lori M. Russo	Eleven Madison Avenue New York, NY 10010 USA	Secretary	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Bank Account Officer	United States